Exhibit 99.1

Dejour’s Canadian Bank Renews Existing $3.5MM

Credit Facility

Vancouver, BC, December 17, 2013 — Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, announces that it has renewed its $3.5 million credit facility with the Canadian Western Bank. As previously reported, this is a revolving Canadian chartered bank demand loan with an interest rate at Prime + 1%. The next review will occur in late Q2-2014.

Currently, Dejour has drawn $2.8MM against this facility. The facility possesses an “acquisition provision” that may be activated should the company make an acquisition. Absent activation of this provision in Q1-2104, the facility limit will reduce by approximately 9%. The Company anticipates that it would pay down from excess cash flow an orderly $100k/month reduction of principal based on its current position, beginning later Q2-2014, should the limit not be increased due to an acquisition.

“This renewal further demonstrates our co-operative relationship with the Canadian bank. We have in place a facility to support planned corporate initiatives to both increase the efficiency of our NE BC operations and potentially enhance our core reserve base,” Robert L. Hodgkinson, Dejour’s CEO commented.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects covering over 80,000 net acres in NW Colorado’s Piceance Basin and 7,000 net acres in NE BC’s Peace River Arch region. The Dejour team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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